Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	April 14, 2016 at 11.15 p.m.

Disclosure under Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (Nasdaq Helsinki BTH1V; NASDAQ: BITI) ("Biotie" or the "Company") has on April 14, 2016 received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act (“SMA”) from Acorda Therapeutics, Inc. (Nasdaq: ACOR) (“Acorda”).

According to the notification, the total number of Biotie shares and voting rights owned through shares, ADSs and financial instruments by Acorda was 105.93 per cent of Biotie’s total number of shares and voting rights on April 14, 2016. According to the notification, in accordance with the SMA and the guidelines issued by the Finnish Financial Supervisory Authority, the notified ownership percentages presented in the notification have been calculated against the current total number of shares and votes published by Biotie being 1,089,608,083 (which includes the treasury shares held by Biotie) and not taking into account the fact that also new shares could be issued based on the warrants, option rights and share rights, thus leading to an ownership percentage exceeding 100 percent of the shares and votes in Biotie.

According to the final results of the tender offer announced by Acorda on 13 April 2016, excluding the treasury shares held by Biotie, the shares and ADSs tendered in the tender offer represent approximately 92.38% of the shares and votes in Biotie, and by exercising the warrants, option rights and share rights tendered for the subscription of Biotie shares, Acorda could increase its holding to approximately 93.91% of the shares and votes in Biotie (again excluding the treasury shares held by Biotie and taking into account the fact that also new shares could be issued based on the warrants, option rights and share rights).

Total positions of Acorda subject to the notification:

	% of shares and voting rights (total of A)	% of shares and voting rights through financial instruments (total of B)	Total of both in % (A + B)
Resulting situation on the date on which threshold was crossed or reached	83.16	22.77	105.93
Position of previous notification (if applicable)	N/A	105.92	105.92

Notified details of the resulting situation on the date on which the threshold was crossed or reached:

A: Shares and voting rights

Class/type of shares ISIN code (if possible)	Number of shares and voting rights		% of shares and voting rights
	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)
Shares (FI0009011571)	656,484,443	-	60.25	-
American Depositary Shares (ADS), each representing 80 Shares (FI0009011571)	249,643,280	-	22.91	-
SUBTOTAL A	906,127,723		83.16

B: Financial instruments according to SMA 9:6a

Type of financial instrument	Expiration date	Exercise/ Conversion period	Physical or cash settlement	Number of shares and voting rights	% of shares and voting rights
Warrants entitling to subscribe for Shares (FI0009011571)	Nov 1, 2020	Nov 1, 2015 – Nov 1, 2020	Physical settlement	220,400,001	20.23

2011 option rights entitling to subscribe for Shares (FI0009011571)	Feb 28, 2017	Jan 1, 2016 – Feb 28, 2017	Physical settlement	435,000	0.04
2014 option rights entitling to subscribe for Shares (FI0009011571)	Depending on the option series Feb 28, 2017; Feb 28, 2018; or Feb 28, 2019	Depending on the option series Jan 1, 2016 – Feb 28, 2017; Jan 1, 2017 – Feb 28, 2018; or Jan 1, 2018 – Feb 28, 2019	Physical settlement	7,160,125	0.66
2016 option rights entitling to subscribe for Shares (FI0009011571)	Jan 1, 2026	Jan 1, 2017 – Jan 1, 2026	Physical settlement	12,401,120	1.14
Swiss option rights entitling to subscribe for Shares (FI0009011571)	Depending on the grant date of the option June 18, 2018; Sep 15, 2018; Jan 23, 2019; March 11, 2020 or Dec 7, 2020	Depending on the grant date of the option June 18, 2008 – June 18, 2018; Sep 15, 2008 – Sep 15, 2018; Jan 23, 2009 – Jan 23, 2019; March 11, 2010 – March 11, 2020 or Dec 7, 2010 – Dec 7, 2020	Physical settlement	1,949,116	0.18
2011 share rights entitling to Shares (FI0009011571)	February 29, 2016, subject to extension by the Biotie board in accordance with the terms and conditions of the 2011 share rights	Jan 6, 2016 – Feb 29, 2016, subject to extension by the Biotie board in accordance with the terms and conditions of the 2011 share rights	Physical settlement	25,000	0.00
2014 share rights entitling to Shares (FI0009011571)	Depending on the tranche Feb 29, 2016; Feb 28, 2017 or Feb 28, 2018, subject to extension by the Biotie board in accordance with the terms and conditions of the 2014 share rights	Depending on the tranche Jan 5, 2016 – Feb 29, 2016; Jan 5, 2017 – Feb 28, 2017; Jan 5, 2018 – Feb 28, 2018, subject to extension by the Biotie board in accordance with the terms and conditions of the 2014 share rights	Physical settlement	5,652,188	0.52
			SUBTOTAL B	248,022,550	22.77

The person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

The completion trades for the shares and other equity interests than the ADSs tendered into Acorda public tender offer for all the equity interests in Biotie have been executed on 14 April 2016, and the completion trades for the ADSs will be executed on 18 April 2016. All the completion trades will be settled on or about 18 April 2016, whereby the title to the equity interests tendered into the tender offer will pass to Acorda.

Additionally, according to the notification, the warrants, option rights and share rights tendered into the tender offer entitle their holder to subscribe either existing treasury shares held by Biotie (or its subsidiaries) or new shares issued by Biotie. Based on the information published by Biotie, Biotie currently holds 108,686,288 treasury shares.

In Turku, April 14, 2016

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:

Nasdaq Helsinki Ltd
Main Media
www.biotie.com